UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52806

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRADESCO SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Park Ave , 32nd Fl
_____
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ms. Isabela Behar	212-888-9142	isabela@bradescosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isabela Behar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradesco Securities, Inc. _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bradesco Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco Securities Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York
February 23, 2026

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	5,415,770
Short term investments		5,119,675
Receivables from clearing organization		9,363,554
Securities owned, at fair value		33,329,591
Equipment and leasehold improvements at cost		
(net of accumulated depreciation and amortization of $2,843,013)		505,689
Right of use assets		6,797,767
Receivables from affiliates		4,210,158
Taxes receivable		197,072
Deferred tax assets, net		974,582
Other assets		451,130
Total assets	$	66,364,988

Liabilities and Stockholder's Equity

Liabilities:

Accrued bonus expense	$	6,000,000
Lease liabilities		7,297,303
Accounts payable, accrued expenses, and other liabilities		402,249
Taxes payable		3,555
Total liabilities		13,703,107

Stockholder's equity:

Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		30,661,881
Total stockholder's equity	$	52,661,881
Total liabilities and stockholder's equity		66,364,988

(1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of initial public offering (IPO) securities on behalf of the Bank and distributes the Bank's research outside of Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Ágora Corretora de Titulos e Valores Mobiliarios S.A. (Ágora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment / receipt versus payment) basis.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition are affected by these estimates, the most significant of which are disclosed in the notes to the Statement of Financial Condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates.

(d) Clearing Arrangements

The Company clears its U.S. transactions through its clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2025, the Company had a $9,363,554 receivable from clearing organization, of which $100,000 was held in deposit as required by the clearing agreement. International transactions are cleared through Ágora.

(2) Summary of Significant Accounting Policies - continued

(e) Securities Transactions

Investment securities owned, representing U.S. Treasury Notes and Brazil Government Bond, are carried at fair value. See note 3 for more information.

(g) Right-of-use assets and lease liabilities

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2025 are as follows:

2026		1,416,678
2027	$	1,416,678
2028		1,505,826
2029-2031		3,639,077
Total undiscounted lease payments		7,978,259

The imputed interest included in computation of the lease liability as of December 31, 2025 was $680,956.

The Company leases certain office space from the Bank. The lease is for a ten-year term expiring in 2031. It has been classified as an operating lease and is included in the data presented above.

(h) Deferred Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Differences between the carrying amounts of existing assets and liabilities on the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

(2) Summary of Significant Accounting Policies - continued

(i) Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(j) Fair Value of Financial Instruments

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with ASC 820, Fair Value Measurement. Securities owned are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

(k) Segment Reporting

Beginning in 2025 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis. For additional information, see Note 10 — Segment Reporting.

(3) Financial Instruments

a) Fair Value of Assets

As of December 31, 2025, the Company has the following assets held at fair value:

	Level 1	Level 2	Level 3	Total at fair value
Assets				
Foreign government bonds	-	5,244,121	-	5,244,121
Foreign corporate bonds	-	20,675,041	-	20,675,041
United States treasury notes	7,410,429	-	-	7,410,429
Total assets at fair value	7,410,429	25,919,162	-	33,329,591

b) Financial assets and liabilities not measured at fair value

As of December 31, 2025, the Company's other financial assets and liabilities (consisting primarily of Receivable from clearing organizations; Receivable from affiliates, Accounts payable) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

	Level 1	Level 2	Level 3	Total carrying amounts	Total at estimated fair value
Assets					
Cash and cash equivalents	5,415,770	-	-	5,415,770	5,415,770
Short term investments	5,119,675	-	-	5,119,675	5,119,675
Receivables from clearing organization	9,363,554	-	-	9,363,554	9,363,554
Receivables from affiliates	-	4,210,158	-	4,210,158	4,210,158
Taxes receivable	-	197,072	-	197,072	197,072
Total assets	19,898,999	4,407,230	-	24,306,229	24,306,229

	Level 1	Level 2	Level 3	Carrying amounts	Total at estimated fair value
Liabilities					
Accounts payable, accrued expenses, and other liabilities	-	6,000,000	-	6,000,000	6,000,000
Lease liabilities	-	7,297,303	-	7,297,303	7,297,303
Taxes payable	-	3,555	-	3,555	3,555
Total liabilities	-	13,300,858	-	13,300,858	13,300,858

(4) Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provides and accounts for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Ágora. As of December 31, 2025, the receivable related to these activities was $4,210,158 and was included in receivables from affiliates on the statement of financial condition.

At December 31, 2025, accounts payable, accrued expenses, and other liabilities included in the accompanying statement of financial Condition consist of a $84,775 debit balance for the Branch which is included in Accounts payable, accrued expenses, and other liabilities.

At December 31, 2025, cash and cash equivalents included in the accompanying statement of financial Condition consists of operating accounts with the Branch and amounted to $5,415,770

(5) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2025, are summarized as follows:

Equipment	1,249,472
Furniture and fixtures	630,585
Leasehold improvements	1,468,645
Less accumulated depreciation and amortization	(2,843,013)
Total	505,689

(6) Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

(7) Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2025 are summarized as follows:

Deferred tax assets:		
Accrued bonuses	$	1,289,357
Unrealized (Gain) - Treasury Bills		(94,224)
Leases - lease liability		1,568,138
Total deferred tax assets		2,763,271
Deferred tax liability:		
Depreciation		(107,161)
Leases - right of use		(1,460,792)
Bond Amortization		(220,736)
Total deferred tax liability		(1,788,689)
Net deferred tax assets	$	974,582

Capital Loss Carryforward expired in 2025. The company has no capital loss carryforwards as of December 31, 2025.Capital Loss Carryforward expired in 2025. The company has no capital loss carryforwards as of December 31, 2025.

(8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had net capital of $9,723,949 which was $9,473,949 in excess of its required net capital of $250,000.

(10) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including service fees from affiliates, commission, research, and principal transactions. The Company has identified its President and Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(11) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(12) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contractual amount of the transaction.

(13) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2025 that would require recognition or disclosure in this Statement of Financial Condition through February 23, 2026, which is the issuance date of this Statement of Financial Condition.

There were no subsequent events which would require adjustment to or disclosure within the Statement of Financial Condition.